Exhibit 12.1

in thousands USD
	Year ended December 31, 2003	Jan 1, 2004 to April 1, 2004	April 2, 2004 to December 31, 2004	Year Ended December 31, 2004	Year Ended December 31, 2005	Jan 1, 2006 to April 6, 2006	April 7, 2006 to December 31, 2006	Year Ended December 31, 2006	Year Ended December 31, 2007	Three Months Ended March 31, 2007	Three Months Ended March 31, 2008
Computation of Fixed Charges
Interest expense	$574	$75	$6,643	$6,718	$8,733	$2,024	$13,390	$15,414	$19,454	4,905	6,439
Amortization of debt issuance costs and debt discount	—	—	258	258	370	242	179	421	665	183	180
Portion of rental expense representative of interest(1)	752	255	366	621	299	68	262	330	816	107	602

Total fixed charges	1,326	330	7,267	7,597	9,402	2,334	13,831	16,165	20,935	5,195	7,221

Computation of earnings
Income (loss) from continuing operations before income taxes	(27,909)	(3,099)	(652)	(3,751)	4,576	(20,193)	(5,981)	(26,174)	(976)	(3,443)	(2,083)
Fixed charges per above	1,326	330	7,267	7,597	9,402	2,334	13,831	16,165	20,935	5,195	7,221

Total earnings	(26,583)	(2,769)	6,615	3,846	13,978	(17,859)	7,850	(10,009)	19,959	1,752	5,138

Ratio of earnings to fixed charges	*	*	0.9	0.5	1.5	*	0.6	*	1.0	0.3	0.7

* Earnings inadequate to cover fixed charges

Deficiency	$(27,909)	$(3,099)	$(652)	$(3,751)	—	$(20,193)	$(5,981)	$(26,174)	—	(3,443)	(2,083)

(1)	The interest portion of operating leases is assumed to be 30%.